EXHIBIT 99.1

Company Contact:

Michael Rabinovitch

SVP & Chief Financial Officer

(954) 590-9000

BIRKS & MAYORS INC. REPORTS FIRST QUARTER FISCAL 2013 SALES RESULTS

Montreal, Quebec – (July 12, 2012) – Birks & Mayors Inc. (NYSE MKT: BMJ) (the “Company”) announced today that net sales during the 13 weeks ended June 30, 2012 were $68.8 million, representing a decrease of $2.4 million, or 3%, compared to net sales of $71.2 million during the first quarter of fiscal 2012. Comparable store sales increased 3% during the same period (comparable store sales include stores open in the same period in both the current and prior year and are expressed at a constant exchange rate). The net decrease in sales of $2.4 million was primarily driven by operating ten less stores than in the prior year period (seven retail stores and three temporary retail outlet stores) and $1.7 million of lower sales related to translating the Company’s Canadian sales into U.S. dollars due to the weaker Canadian dollar, partially offset by the 3% increase in comparable store sales. The comparable store sales increase reflects a 7% increase in sales from the stores in Canada while comparable store sales in the U.S. decreased by 2%.

About Birks & Mayors Inc.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of June 30, 2012, the Company operated 30 stores (Birks Brand) across most major metropolitan markets in Canada, 2 retail locations in Calgary and Vancouver under the Brinkhaus brand, 24 stores (Mayors Brand) across Florida and Georgia and 1 store under the Rolex brand name. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.